EXHIBIT 4.20

EXECUTION VERSION

December 5, 2007

The Steak N Shake Company
500 Century Building
36 South Pennsylvania Street
Indianapolis, Indiana 46204
Attention:  Chief Financial Officer

Re:	Amendment No. 6 to Amended and Restated Note Purchase and Private Shelf Agreement

Ladies and Gentlemen:

Reference is made to that certain Amended and Restated Note Purchase and Private Shelf Agreement dated as of September 20, 2002, as amended by that certain Amendment dated December 18, 2002, that certain Amendment dated May 21, 2003, that certain Amendment dated September 17, 2003, that certain Amendment dated November 7, 2005 and that certain Amendment dated October 30, 2007 (as so amended, the “Note Agreement”) among The Steak N Shake Company, an Indiana corporation (the “Company”), Prudential Investment Management, Inc., The Prudential Insurance Company of America and each Prudential Affiliate which has or may become a party thereto in accordance with the terms thereof (collectively, “Prudential”), pursuant to which the Company issued and sold and Prudential purchased the Company’s senior fixed rate notes from time to time.  Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Note Agreement.

Pursuant to the request of the Company and in accordance with the provisions of paragraph 11C of the Note Agreement, the parties hereto agree as follows:

SECTION 1.  Amendment.  From and after the date this letter becomes effective in accordance with its terms, the Note Agreement is amended as follows:

1.1           Paragraph 6A of the Note Agreement is amended in its entirety to read as follows:

“6A. Debt Service Coverage Ratio.  The Company will not permit the Debt Service Coverage Ratio to be less than (i) 1.25 to 1.00 at any time during the period beginning on (or nearest to) March 31, 2007 and ending on (or nearest to) June 29, 2007, (ii) 1.05 to 1.00 at any time during the period beginning on (or nearest to) June 30, 2007 and ending on (or nearest to) September 29, 2007, (iii) 0.95 to 1.00 for the period beginning on (or nearest to) September 30, 2007 and ending on (or nearest to) December 30, 2007, (iv) 0.90 to 1.00 for the period beginning December 31, 2007 and ending on (or nearest to) March 30, 2008, (v) 0.95 to 1.00 for the period beginning on (or nearest to) March 31, 2008 and ending on (or nearest to) June 29, 2008, (vi) 1.05 to 1.00 for the period beginning on (or nearest to) June 30, 2008 and ending on (or nearest to) September 29, 2008 and (vii) 1.25 to 1.00 at any other time.”

1.2           The proviso appearing at the end of paragraph 6C(2) (Debt) of the Note Agreement is amended in its entirety and the following is hereby substituted therefor:

“provided that for each period of four (4) consecutive fiscal quarters commencing with the period of four (4) consecutive fiscal quarters ending on (or nearest to) September 30, 2002, the Company shall, at all times maintain a ratio of Consolidated Debt to consolidated EBITDA (the “Leverage Ratio”) not exceeding (i) 2.75 to 1.00 for the four (4) consecutive fiscal quarter periods ending on (or nearest to) June 29, 2007, (ii) 3.25 to 1.00 for the four (4) consecutive fiscal quarter periods ending on (or nearest to) September 29, 2007, (iii) 3.75 to 1.00 for the four (4) consecutive fiscal quarter periods ending on (or nearest to) December 30, 2007, (iv) 4.00 to 1.00 for the four (4) consecutive fiscal quarter periods ending on (or nearest to) March 30, 2008, (v) 3.75 to 1.00 for the four (4) consecutive fiscal quarter periods ending on (or nearest to) June 29, 2008, (vi) 3.50 to 1.00 for the four (4) consecutive fiscal quarter periods ending on (or nearest to) September 29, 2008 and (vii) 2.75 to 1.00 for each other period of four (4) consecutive fiscal quarters; further provided that for purposes of the Leverage Ratio, all current and future Capitalized Lease Obligations shall, for so long as the underlying leases are in effect, at all times be included in the computation of Consolidated Debt of the Company notwithstanding any subsequent reclassification of such Capitalized Lease Obligations as operating leases under generally accepted accounting principles (and with respect to such rental obligations that are reclassified as operating leases, the amount of such rental obligations included in the computation of Consolidated Debt shall be the amount that would otherwise be required to be capitalized in accordance with generally accepted accounting principles if such rental obligations were in fact Capitalized Lease Obligations (it being understood and agreed that if the Company and/or its Subsidiaries has Capitalized Lease Obligations at the time of calculating the capitalized amount of such operating leases, such calculation of the capitalized amount of such operating leases shall be performed consistent with the methodology used to calculate the capitalized amount of such Capitalized Lease Obligations)).  Together with the delivery of financial statements required by paragraphs 5A(i) and (ii), for each Capitalized Lease Obligation reclassified as an operating lease the Company will deliver to each Significant Holder an Officer’s Certificate demonstrating the computation (including disclosing the discount rate used in each such computation) of the capitalized portion of such operating lease required to be included in the computation of Consolidated Debt for purposes of the Leverage Ratio pursuant to the immediately preceding proviso.”

1.3           The following new paragraph 6C(2A) is added to the Note Agreement after paragraph 6C(2) (Debt) and before paragraph 6C(3) (Consolidated Net Worth):

“6C(2A).  Leverage Fee.  In addition to interest accruing on the Notes, the Company agrees to pay to the holders of the Notes a fee (the “Leverage Fee”) with respect to each fiscal quarter of the Company, beginning with the fiscal quarter ending on (or nearest to) December 30, 2007, on the last day of which the Leverage Ratio for the four most recent fiscal quarters then ended is equal to or greater than 3.00 to 1.00.  The Leverage Fee payable with respect to each Note shall be a dollar amount equal to (a) the product obtained by multiplying (i) .005 times (ii) the Weighted Dollar Average (as defined below) of the principal balance of such Note during the fiscal quarter to which the Leverage Fee relates and (b) dividing the product thus obtained by four.  The Leverage Fee for each applicable fiscal quarter shall be payable in arrears on the date upon which the financial statements for such fiscal quarter are to be delivered under paragraph 5A(i) (or paragraph 5A(ii), if the applicable fiscal quarter is the last fiscal quarter in a fiscal year).  If the Company fails to deliver financial statements under paragraphs 5A(i) or 5A(ii) for any fiscal quarter or fiscal year by the date such delivery is due, then the Company shall be deemed to owe the Leverage Fee for such fiscal quarter and shall make the payment required for such fiscal quarter on the date due pursuant to the preceding sentence.  Payment of the Leverage Fee shall be made pursuant to the terms of paragraph 11A.

The acceptance of the Leverage Fee by any holder of a Note shall not constitute a waiver of any Default or Event of Default, including, without limitation, any Default or Event of Default under paragraph 6C(2).  The consequences for the failure to pay the Leverage Fee when due shall be governed by paragraph 7A(ii) hereof, treating the Leverage Fee, for such purposes and for the purpose of determining the amount payable upon acceleration of the Notes, as interest.

As used in this paragraph 6C(2A), “Weighted Dollar Average” shall mean, with respect to any Note, during any fiscal quarter of the Company, a dollar amount determined by adding together the daily outstanding principal balance of such Note during such fiscal quarter and dividing the amount thus obtained by the total number of days in such fiscal quarter.”

SECTION 2.  Representations and Warranties.  The Company represents and warrants that  (a) each representation and warranty set forth in paragraph 8 of the Note Agreement is true and correct as of the date of execution and delivery of this letter by the Company with the same effect as if made on such date (except to the extent such representations and warranties expressly refer to an earlier date, in which case they were true and correct as of such earlier date); and (b) after giving effect to the amendments set forth in Section 1 hereof, no Event of Default or Default exists or has occurred and is continuing on the date hereof.

SECTION 3.  Conditions Precedent.  This letter shall be deemed effective as of December 5, 2007 upon the return to Prudential on or before December 12, 2007 of a counterpart hereof duly executed by the Company and the undersigned holders of the Notes.  Upon execution hereof by the Company, this letter should be returned to:  Prudential Capital Group, Two Prudential Plaza, Suite 5600, Chicago, Illinois 60601, Attention:  Scott B. Barnett.

SECTION 4.  Reference to and Effect on Note Agreement.  Upon the effectiveness of this letter, each reference to the Note Agreement and the Notes in any other document, instrument or agreement shall mean and be a reference to the Note Agreement and the Notes as modified by this letter.  Except as specifically set forth in Section 1 hereof, each of the Note Agreement and the Notes shall remain in full force and effect and each is hereby ratified and confirmed in all respects.  The execution, delivery and effectiveness of this letter shall not be construed as a course of dealing or other implication that Prudential or any holder of any Note has agreed to or is prepared to grant any consents or agree to any amendments to the Note Agreement in the future, whether or not under similar circumstances.

SECTION 5.  Expenses.  The Company hereby confirms its obligations under the Note Agreement, whether or not the transactions hereby contemplated are consummated, to pay, promptly after request by Prudential or any holder of any Note, all reasonable out-of-pocket costs and expenses, including attorneys’ fees and expenses, incurred by Prudential or any holder of any Note in connection with this letter agreement or the transactions contemplated hereby, in enforcing any rights under this letter, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this letter or the transactions contemplated hereby.  The obligations of the Company under this Section 5 shall survive transfer by any holder of any Note and payment of any Note.

SECTION 6.  Governing Law.  THIS LETTER SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF ILLINOIS (EXCLUDING ANY CONFLICTS OF LAW RULES WHICH WOULD OTHERWISE CAUSE THIS LETTER TO BE CONSTRUED OR ENFORCED IN ACCORDANCE WITH, OR THE RIGHTS OF THE PARTIES TO BE GOVERNED BY, THE LAWS OF ANY OTHER JURISDICTION).

 SECTION 7.  Counterparts; Section Titles.  This letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.  Delivery of an executed counterpart of a signature page to this letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this letter.  The section titles contained in this letter are and shall be without substance, meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

Very truly yours,

PRUDENTIAL INVESTMENT MANAGEMENT, INC.

By:                      /s/ David Quackenbush
Name:                   David Quackenbush
Title:                     Vice President

THE PRUDENTIAL INSURANCE COMPANY
     OF AMERICA

By:                       /s/ David Quackenbush
Name:                   David Quackenbush
Title:                     Vice President

PRUCO LIFE INSURANCE COMPANY

By:                    /s/ David Quackenbush
Vice President

UNITED OF OMAHA LIFE INSURANCE
COMPANY

By:           Prudential Private Placement Investors,
L.P. (as Investment Advisor)

By:           Prudential Private Placement Investors, Inc.
(as its General Partner)

By:                   /s/ David Quackenbush
Vice President

Agreed and Accepted:

THE STEAK N SHAKE COMPANY

By:       /s/ Jeffrey A. Blade
Name: Jeffrey A. Blade
Title:   Executive Vice President, Chief Financial and Administrative Officer